December 18, 2024

Maria Reda
General Counsel
Steel Connect, Inc.
590 Madison Avenue, 32nd Floor
New York, NY 10022

       Re: Steel Connect, Inc.
           Schedule 13E-3 Filed December 9, 2024
           File No. 005-43347
Dear Maria Reda:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the Schedule 13E-3, unless otherwise indicated.

Schedule 13E-3 Filed December 9, 2024
General

1. We note that the Audit Committee, and not the STCN Board, has rendered a fairness determination with respect to the Rule 13e-3 transaction. We also note disclosure that
          [t]he Stockholders    Agreement requires the approval of the Audit
Committee for
       various transactions, including the Short-Form Merger    (page 3) and
that    the Board
       duly confirmed the authority of the Audit Committee and delegated to it the power and authority to, among other things, (1) evaluate and approve the terms of the Short-
       Form Merger, (2) retain advisors to assist in the evaluation of the terms of any potential merger with SP Group, and (3) determine whether to approve a short-form merger transaction with the SP Group pursuant to the terms of the Stockholders
       Agreement    (page 14). In light of the requirement in Item 8 of
Schedule 13E-3 and
       Item 1014(a) of Regulation M-A that the Company provide a fairness determination as to unaffiliated security holders, please provide support, including legal analysis, as to why the Audit Committee has the authority to act on behalf of the Company in this
 December 18, 2024
Page 2

      regard. In responding to this comment please:

             supplementally provide us with the resolutions or authorization provided to the
           Audit Committee by the STCN Board granting the Audit Committee the authority to make the disclosures and filings required by Schedule 13E-3 on behalf of the
           STCN Board with respect to the current Rule 13e-3 transaction; and

             disclose, if true, that the Audit Committee was authorized to make the disclosures and filings required by Schedule 13E-3 on behalf of the Company.
2. Please explain the meaning of the following defined terms and any other terms used in the Schedule 13E-3 that have not been defined therein: SP Investors (page
4), Filing
      Persons (page 8), Proposed Settlement (page 8), Reith Settlement Agreement (page
      13), Corporate Costs (page 19), Parent (page 38), Predecessor (page 52),
and
      Successor (page 52).
3.    We note references made to a section entitled    Special Factors     The
Audit
      Committee   s Position on Fairness of the Short-Form Merger,    starting
on page 49. It
      does not appear that the Schedule 13E-3 contains a section with that title. Please revise, or otherwise advise.
4. We note the redacted text in Schedule A to the Purchase Agreement between Steel
      Excel and the Hale Entities, filed as Exhibit (d)(3) to the Schedule 13E-3. Please submit a confidential treatment request for the material redacted in this exhibit or refile the exhibit in unredacted form. Refer to CF Disclosure Guidance Topic No. 7.
      We will review and provide comments on the request separately.
Summary Term Sheet, page 1

5.    On page 2, we note that the SP Group intends to fund the Per Share Cash
Merger
      Consideration from    cash on hand or amounts available under SPLP   s
existing senior
      credit agreement,    but that    SPLP has no plans or arrangements to
finance or repay
      amounts borrowed, if any, under the Credit Agreement to fund the aggregate Per
      Share Cash Merger Consideration and related fees and expenses. Additionally, on page 49, we note that you have indicated that the disclosure required by
Item 10 of
      Schedule 13E-3 and Item 1007(d) of Regulation M-A is not applicable. Please revise to clarify whether the SP Group expects to use the Credit Agreement to borrow all or part of the Per Share Cash Merger Consideration. If so, please further expand your summary of the Credit Agreement on page 2 to include a description of the collateral, if any. See Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation
M-A.
Background of the Short-Form Merger, page 9

6.    On page 13, we note that    [f]rom October 30, 2024 to November 27, 2024,
MPI
      conducted its valuation analysis and periodically updated the Audit Committee
      regarding its findings.    Please revise your disclosure to summarize MPI
  s updates to
      the Audit Committee throughout this period.
 December 18, 2024
Page 3
The Audit Committee's Purposes, Alternatives, Reasons and Position on Fairness of the
Short-Form Merger..., page 14

7.     On page 15, we note the reference to    [m]anagement   s detailed
financial projections
       for fiscal years 2025-2028, which are included in Exhibit (c)(2) to this
Schedule 13E-
       3. Please revise the Schedule 13E-3 to directly disclose these financial projections and the assumptions underlying them, quantifying such assumptions where practicable.
8. The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d)
       and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each
       filing person   s fairness determination and should be discussed in
reasonable detail.
       See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
       1981). Please revise this section to include the factors described in clause (vi) of
       Instruction 2 to Item 1014 and paragraphs (c) and (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the
       Audit Committee. If the procedural safeguards in paragraphs (c) and (e) of Item 1014 were not considered, please explain why the Audit Committee believes that the Rule
       13e-3 transaction is fair in the absence of such safeguards.
9.     See comment 8 above. We note that the Audit Committee considered the analysis
       underlying the opinion of MPI in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and
Item 1014(b) of
       Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13,
       1981). Please revise to state, if true, that the Audit Committee ultimately adopted
       MPI   s analysis and opinion as its own. Alternatively, please briefly explain to us how
       the Audit Committee has satisfied its obligation to disclose the material factors upon which its fairness determination is based.
Opinion of Advisor to the Audit Committee, page 18

10.    On page 21-22, we note your disclosure that the niche nature of
ModusLink   s
       business made it difficult for MPI to identify guideline companies and transactions for its "Guideline Public Company Analysis" and "Guideline Transactions Analysis,"
       respectively. Please revise to explain how the guideline companies and transactions used in these analyses were identified.
11. In the "Guideline Public Company Analysis," we note that MPI selected a multiple range of 3.0x to 4.5x times LTM EBITDA and 3.5x to 5.0x times projected 2025
       EBITDA and projected 2026 EBITDA. Please explain why the lower end of these
       multiple ranges is lower than the lowest of the guideline companies selected (as shown in the table on page 21).
12. In the "Guideline Transactions Analysis," we note that certain target companies and
       buyers are listed as    N.A.    Please revise to provide the names of
these companies, or
       explain why such company names have been omitted.
SP Group's Purposes, Reasons and Alternatives of the Short-Form Merger, page 25

13.    On page 25, we note that    [t]he SP Group estimates that if they had
earlier suspended
 December 18, 2024
Page 4

       STCN   s filing and other obligations under the Exchange Act, STCN would have
       achieved cost savings in excess of $3.2 million in each of the past two fiscal years
       with respect to the public reporting requirements.    Please revise to
state the reasons
       for the SP Group undertaking the Rule 13e-3 transaction at this time. See Item 7 of
       Schedule 13E-3 and Item 1013(c) of Regulation M-A.
SP Group's Position on the Fairness of the Short-Form Merger, page 26

14. See comment 8 above. Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 and paragraphs (c) and (e) of
Item 1014 or
       explain why such factors were not deemed material or relevant to the fairness determination of the SP Group. If the procedural safeguards in paragraphs (c) and (e)
       of Item 1014 were not considered, please explain why the SP Group believes that the
       Rule 13e-3 transaction is fair in the absence of such safeguards.
15. On page 28, we note disclosure to the effect that, except as described in the background section, the SP Group is not aware of any firm offers by unaffiliated third parties related to the matters specified in clause (viii) of Instruction 2 to Item 1014 of
       Regulation M-A. Please revise to specify how the SP Group considered any such firm offers in making its fairness determination, or clearly state that the SP Group is not aware of any such offers during the past two years. See Item 8 of
Schedule 13E-3 and
       Item 1014(b) of Regulation M-A.
Effects of the Short-Form Merger, page 28

16. Please revise to state, in dollar amounts and percentages, each SP Group Filing
       Person   s specific interest in the Company   s net book value and
earnings before and
       after the Rule 13e-3 transaction, or otherwise advise. See Instruction 3 to Item 1013 of
       Regulation M-A.
Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 47

17.    We note that the Stockholders    Agreement and the Purchase Agreement
between Steel
       Excel and the Hale Entities were filed as Exhibit (d)(2) and Exhibit
(d)(3),
       respectively. Please revise to describe both of these agreements, naming all persons that are party to each agreement and describing all material provisions. See Item
       1005(e) of Regulation M-A.
Item 13. Financial Information, page 52

18. The SEC no longer maintains public reference facilities where filings can be inspected and copied by the public. Please revise the disclosure contained in subsection (a)
       accordingly.
19.    We note that the Company   s Quarterly Report on Form 10-Q for the
three-month
       period ended October 31, 2024 was filed on December 12, 2024. Please revise this section to include financial information for this interim period. See
Item 1010(a)(2) of
       Regulation M-A.
 December 18, 2024
Page 5

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions